Exhibit 1

NOTICE TO SHAREHOLDERS

At CEMEX, S.A.B. DE C.V.’s Ordinary General Shareholders Meeting held on March 31, 2016, it was approved to increase the Capital Stock in its variable part in the amount of Ps4’487,312.09, through the issuance of up to 1,616,111,766 ordinary common registered shares with no par value, of which up to 1,077,407,844 will be Series A and up to 538,703,922 will be Series B, conferring the same rights and obligations as those currently outstanding, and which will be deemed fully paid with charge to Retained Earnings.

The shares representing the capital stock increases will be represented by ordinary participation certificates (certificados de participación ordinarios), issuing up to 538,703,922 Ordinary Participation Certificates (Certificados de Participación Ordinarios), or Cemex.CPOs, which will refer to 2 (two) Series A ordinary shares and 1 (one) Series B ordinary share, that will be issued by Banco Nacional de México, S.A. as the Trustee in Trust No. 111033-9. For these effects, the shares representing the increase in capital stock will be issued on behalf of the aforementioned trust company.

Shareholders will exercise their right against coupon 147 of the currently outstanding shares, as per the following terms:

•	1 (one) new Cemex.CPO will be awarded per each 25 (twenty-five) Cemex.CPOs held, or, if applicable, 3 (three) new shares, 2 (two) Series A and 1 (one) Series B, to be issued per each 75 (seventy-five) shares currently outstanding that represent the Paid Capital Stock of CEMEX, S.A.B. de C.V.;

•	shares will only be delivered to shareholders (1) whose holding is not represented by Cemex.CPOs and that (2) have not entered into a contract with a securities or financial intermediary; and

•	There will be no cash awarded in any case, not even for fractions from which no shares are issued.

For shareholders who hold their shares through a Brokerage Firm or Financial Intermediary, the Mexican Stock Exchange will start to trade ex-coupon 147 on Friday April 29.

On Wednesday May 4, 2016 it will be made available to Shareholders: (a) the share certificates that represent the capital increase at CEMEX’s headquarters located at Avenida Ricardo Margáin Zozaya No. 325, Colonia Valle del Campestre, in San Pedro Garza Garcia, Nuevo Leon; and (b) the certificates that represent the Ordinary Participation Certificates (CEMEX CPO), through Brokerage Firm or Financial Intermediary, through S.D. Indeval.

Monterrey, N.L., as of March 31, 2016

/s/ Ramiro Villarreal Morales

Cemex, S.A.B. de C.V.

Lic. Ramiro Villarreal Morales

Secretary of the Board of Directors

www.cemex.com